UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

ABSTRACT OF RELEVANT PART OF EDENOR S.A’S MINUTES No. 390

MINUTES No. 390. In the City of Buenos Aires, on October 16, 2014, at 11:00 am, the undersigning Directors and Statutory Auditors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (“Edenor S.A.”) (the “Company”), to wit Ricardo Torres, Gustavo Mariani, Pablo Díaz, Maximiliano Fernández, Eduardo Llanos, Juan Cuattromo, Eduardo Setti and Eduardo Endeiza, and on behalf of the Supervisory Committee Damián Burgio and Jorge Pardo, held a meeting at Av. del Libertador 6363, City of Buenos Aires. Furthermore, Mr. Leandro Montero, Finance and Control Director of Edenor S.A. also attended the meeting. The meeting was chaired by Mr. Ricardo Torres, who after verifying quorum, declared the meeting duly held and submitted to the consideration of the attending Directors the FIRST ITEM of the Agenda timely informed: (…).  Thereafter, the FOURTH ITEM of the Agenda was submitted to consideration: 4°) Call to General Extraordinary Shareholders’ Meeting. The Chairman explained the need to call a General Extraordinary Shareholders’ Meeting to consider the three-year extension of the holding period of 9,412,500 Class B treasury shares, which represent 1.03% of the capital stock, in order to avoid the capital reduction and frame a proposal for their use. In that regard, he moved to approve the following call to meeting: “EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.) – CALL - GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING - Class A, B and C shareholders of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”) are called to the General Extraordinary Meeting to be held on first call on November 18, 2014 at 10:00 am at the Company’s corporate office at Avenida del Libertador 6363, Ground Floor, City of Buenos Aires, in order to consider the following Agenda: 1°) Appointment of two shareholders to sign the Meeting’s minutes. 2°) Consideration of the three-year extension of the holding period of 9,412,500 Class B treasury shares. 3°) Granting of authorizations.  NOTE 1: All Shareholders shall be reminded that Caja de Valores S.A., domiciled at 25 de Mayo 362 (C1002ABH), City of Buenos Aires, keeps records of the Company's book-entry shares. In order to attend the Meeting, they shall obtain proof of the book-entry shares account, such proof being issued for that purpose by Caja de Valores S.A. Moreover, they shall submit such proof for its registration in the Meeting Attendance Registry kept at Floor 12 (Management of Legal Affairs) at the corporate office located at Avda. del Libertador 6363, City of Buenos Aires, by and including November 12, 2014, from 09:00 AM to 01:00 PM and from 02:00 PM to 05:00 PM. NOTE 2: In accordance with the provisions of the Rules of the Argentine Securities and Exchange Commission, at the time of the registration to attend the Meeting, the following information of the shareholder shall be provided: full name in the case of individuals or corporate name in the case of legal entities, type and number of Identity Document in the case of individuals or incorporation registration data in the case of legal entities with express identification of the Registry where legal entity is registered and its jurisdiction; domicile -specifying its type. Same information shall be provided by any person attending in his/her capacity as the shareholder’s representative. NOTE 3: Shareholders shall appear at least 15 minutes in advance to the time scheduled for the Meeting, to furnish the relevant powers of attorney and to sign the Meeting Attendance Registry.”.(…).There being no further issues to transact, the meeting was adjourned by the Chairman at 12:15 AM.”- Signatures: Ricardo A. Torres, Gustavo Mariani, Pablo Díaz, Maximiliano Fernández, Eduardo Llanos, Eduardo Endeiza, Eduardo Setti, Juan Cuattromo, Jorge Pardo, Damián Burgio.-

Carlos D. Ariosa

Attorney-in-fact

Edenor S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: October 21, 2014